Exhibit 99.1

Euro Tech Holdings Company Limited Reports Interim Results For The Six Months Ended June 30, 2013

HONG KONG – December 27, 2013 /PRNewsire/ – Euro Tech Holdings Company Limited (Nasdaq: CLWT) today reported its unaudited financial results for the six months ended June 30, 2013.

The Company’s revenues for the six months ended June 30, 2013 (“1H 2013”) were approximately US$9,400,000, a 4.9% increase as compared to approximately US$8,963,000 for the six months ended June 30, 2012 (“1H 2012”). This increase was primarily attributable to the increase in revenues from trading and manufacturing activities.

Gross profits decreased by 2.1% to approximately US$2,593,000 for 1H 2013 as compared to approximately US$2,648,000 for 1H 2012. The decrease was mainly due to the keen price competition under the unfavorable economic conditions.

Selling and administrative expenses decreased by 1.8% to approximately US$2,764,000 for 1H 2013 as compared to approximately US$2,813,000 for 1H 2012. The expenses for 1H 2013 included development costs of approximately US$137,000 for Ballast Water Treatment Systems (“BWTS”).

The net loss increased by US$26,000 to approximately US$146,000 for 1H 2013, as compared to net loss of approximately US$120,000 for 1H 2012. The increase in net loss was primarily due to the decrease in profit contribution from the two affiliates (Blue Sky and Jia Huan) in air pollution control business by US$162,000.

Despite the economy slowdown in China, Euro Tech is positive about the growing investment in developing its BWTS and the progress of seeking foreign partners for cooperation to work on wastewater treatment and water recovery projects for fracking water.

T C Leung, Chairman and CEO of the company commented:

"We are thrilled by the good news that we have finally passed the 3 required sea board tests, the biggest hurdle to obtain the formal certificate possibly around mid 2014. We are taking part in “China Maritime 2014” in Hong Kong in February 2014, with the objective to introduce our BWTS and seek distribution networks both inside and outside China."

BWTS are an imminent requirement by The International Maritime Organization ("IMO") to prevent the biological unbalance caused by the estimated 12 billion tons of ballast water transported across the seas by ocean-going vessels when their ballast water tanks are emptied or refilled. In 2012, ballast water discharge standard became a law in the US. Any vessel constructed in December 2013 or later will need to comply when entering US waters, and existing vessels will follow shortly after. The market potential for retrofits and new installations of BWTS in these old and new ocean-going vessels is enormous.

"We have gained valuable experience by cooperating closely with an Israeli engineering company to submit proposals for wastewater treatment for fracking water in oil and gas industry. In October, we took part in the 3rd ECF Asia Shale Gas Summit (Shanghai) 2013, and have realized that there are enormous opportunities for treating fracking water in China in the near future. As China does not want to rely heavily on imported oil and wants to tap its huge shale gas resources and develop its shale gas industry."

In Shale-gas drilling operations, a huge amount of water is injected deep underground, along with sand and chemicals to fracture shale rock and extract the embedded natural gas. Some of that water returns to the surface immediately after the fracturing (fracking). The rest comes back over the course of months and years. The result is that each well brings up a large amount of fracturing wastewater (fracking water) and many companies are after this wastewater treatment business.

About Blue Sky

Zhejiang Tianlan Environmental Protection Technology Co. Ltd., (“Blue Sky”),  found in 2000, is a fast growing company which provides a comprehensive service for design, general contract, equipment manufacturing, installation, testing and operation management of the treatment of waste gases emitted from various boilers and industrial furnaces of power plants, steel works and chemical plants.

About Jia Huan

Zhejiang Jia Huan Electronic Co. Ltd. in Zhejiang, China ("Jia Huan"), an established company, has been in business since 1969. 95% of Jia Huan’s business is related to air pollution control and less than 5% is for water and wastewater treatment. Jia Huan designs and manufactures automatic control systems and electric voltage control equipment for electrostatic precipitators which are major air purification equipment for power plants, cement plants and incinerators to remove and collect dust and pollutants from the exhaust stacks.

Certain statements in this news release regarding the Company’s expectations, estimates, present view of circumstances or events, and statements containing words such as estimates, anticipates, intends, or expects, or words of similar import, constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements indicate uncertainty and the Company can give no assurance with regard to actual outcomes. Specific risk factors may include, without limitation, having the Company’s offices and operations situated in Hong Kong and China, doing business in China, competing with Chinese manufactured products, competing with the Company’s own suppliers, dependence on vendors, and lack of long term written agreements with suppliers and customers, development of new products, entering new markets, possible downturns in business conditions, increased competition, loss of significant customers, availability of qualified personnel, negotiating definitive agreements, new marketing efforts and the timely development of resources. See the “Risk Factor” discussions in the Company’s filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F for its fiscal year ended December 31, 2012.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS

	As of June 30, 2013 (Unaudited)	As of December 31, 2012 (Audited)
	US$’000	US$’000

Assets

Current assets:
Cash and cash equivalents	5,099	7,468
Restricted cash	629	839
Accounts receivable, net	3,567	3,089
Prepayments and other current assets	1,329	848
Inventories	562	653
Total current assets	11,186	12,897

Property, plant and equipment, net	889	945

Investments in affiliates	9,829	9,772

Goodwill	1,071	1,071

Deferred tax assets	252	262

Total assets	23,227	24,947

Liabilities and shareholders’ equity

Current liabilities:
Accounts payable	3,069	3,713
Other payables and accrued expenses	2,253	2,985
Taxation payable	248	493
Total current liabilities	5,570	7,191

Commitments and contingencies	-	-
Shareholders’ equity:
Ordinary share, 20,000,000 (As of December 31, 2012: 20,000,000) shares authorized; 2,229,609 (As of December 31, 2012: 2,229,609) shares issued and outstanding	123	123
Additional paid-in capital	9,533	9,533
Treasury stock, 160,386 (As of December 31, 2012: 160,386) shares at cost	(766)	(766)
PRC statutory reserve	311	311
Accumulated other comprehensive income	762	731
Retained earnings	5,759	5,905
Equity attributable to owners of Euro Tech	15,722	15,837
Non-controlling interest	1,935	1,919
Total shareholders’ equity	17,657	17,756

Total liabilities and shareholders’ equity	23,227	24,947

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2013 AND 2012

	2013 (Unaudited)	2012 (Unaudited)
	US$’000	US$’000

Revenues
Trading and manufacturing	5,775	5,290
Engineering	3,625	3,673
Total revenues	9,400	8,963

Cost of revenues
Trading and manufacturing	(4,517)	(4,023)
Engineering	(2,290)	(2,292)
Total cost of revenues	(6,807)	(6,315)
Gross profit	2,593	2,648

Selling and administrative expenses	(2,764)	(2,813)
Operating loss	(171)	(165)
Interest income	29	27
Other income, net	36	16
Loss before income taxes and equity in profit of affiliates	(106)	(122)

Income taxes	(42)	(90)
Equity in profit of affiliates	57	219
Net (loss)/income	(91)	7
Less: net income attributable to non-controlling interest	(55)	(127)
Net loss attributable to the Company	(146)	(120)
Other comprehensive loss
Net (loss)/income	(91)	7
Foreign exchange translation Adjustments	118	(21)
Comprehensive income/(loss)	27	(14)
Less: Comprehensive (income) attributable to non-controlling interest	(142)	(119)
Comprehensive (loss) attributable to the Company	(115)	(133)

Net (loss) per ordinary share
- Basic	US($0.09)	US($0.058)

- Diluted	US($0.09)	US($0.058)
Weighted average number of ordinary shares outstanding
- Basic	2,069,223	2,072,182

- Diluted	2,069,223	2,079,142

CONTACT:           Euro Tech Holdings Company Limited, Hong Kong
T.C. Leung, Chairman and CEO, or
Jerry Wong, CFO
Tel:  852-2814-0311
Fax: 852-2873-4887
Website: http://www.euro-tech.com
Blue Sky’s website: http://www.tianlan.cn
Jia Huan’s website: http://www.jiahuan.com